EXHIBIT 99.1

Osisko Announces US$250,170,000 Bought Deal Financing

MONTREAL, March 17, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko" or the "Company") (TSX & NYSE: OR) is pleased to announce that it has entered into an agreement with Eight Capital and RBC Capital Markets on behalf of the syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko ("Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250,170,000 (the "Offering"). Amounts are in U.S. dollars unless otherwise noted.

The Company has granted the Underwriters an over-allotment option, exercisable at any time up to 30 days from and including the date of closing of the Offering, to purchase up to 2,790,000 Common Shares, at the Offering Price (the "Over-Allotment Option").

The Common Shares will be offered by way of a short form prospectus in all of the provinces of Canada and a registration statement on Form F-10 in the United States under the multi-jurisdictional disclosure system adopted by the United States and Canada. A preliminary short form prospectus and a registration statement on Form F-10 relating to the Offering have been filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC"), respectively.

The Company plans to use the net proceeds from the Offering for general corporate purposes, including funding resource royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Company's revolving credit facility and other corporate development opportunities.

The Offering is anticipated to close on or about March 31, 2022 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the New York Stock Exchange and the applicable securities regulatory authorities.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Company has filed a registration statement (including a prospectus) with the SEC for the Offering that has not yet become effective. The Common Shares to be sold in the Offering described in this document may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before readers invest, they should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. The Company has also filed a preliminary short form prospectus relating to the Offering with each of the provincial securities regulatory authorities in Canada. Potential investors may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or, when such documents become available, via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send potential investors the prospectus without charge from Eight Capital, Attention: Equity Capital Markets, by telephone at (647) 265-8217, or by email at ecm@viiicapital.com, from RBC Capital Markets, LLC in the U.S., Attention: Equity Syndicate, by telephone at (877) 822-4089, or by email at equityprospectus@rbccm.com, or from RBC Dominion Securities Inc. in Canada, Attention: Distribution Center, by telephone at (416) 842-5349, or by email at distribution.rbcds@rbccm.com

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Information

Certain statements made in this press release may constitute forward-looking information or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, including the anticipated financial and other impacts of the Offering and the anticipated completion of the Offering, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements.

The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to these and other factors and assumptions underlying the forward looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Osisko cautions that the list of risk factors and uncertainties described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such information. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko:

Heather Taylor
Vice President, Investor Relations
Tel: (514) 940-0670 #105
Email: htaylor@osiskogr.com